UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 7, 2024

BAYVIEW ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41890	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

420 Lexington Ave, Suite 2446

New York, NY 10170

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code (347) 627-0058

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	BABYU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	BAYA	The Nasdaq Stock Market LLC
Rights, each right entitling the holder thereof to one-tenth of one ordinary share	BAYAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On June 7, 2024, Bayview Acquisition Corp, a Cayman Islands exempted company (“SPAC” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Oabay Holding Company, a Cayman Islands exempted company limited by shares (“PubCo”), Oabay Inc., a Cayman Islands exempted company limited by shares (“Oabay”), Bayview Merger Sub I Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), Bayview Merger Sub 2, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub 2”), Oabay Merger Sub Limited, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of PubCo (“Merger Sub 3”), BLAFC Limited, a business company limited by shares in the British Virgin Islands, Bayview Holding LP, a Delaware limited partnership, and Peace Investment Holdings Limited, a Delaware limited partnership, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, (i) SPAC will merge with and into Merger Sub 1, with SPAC surviving the merger in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Act”) (the “First SPAC Merger”), (ii) immediately following the First SPAC Merger, SPAC will merge with and into Merger Sub 2, with Merger Sub 2 surviving the merger in accordance with the Act (the “Second SPAC Merger,” and together with the First SPAC Merger, the “Initial Mergers”), and (iii) following the Initial Mergers, Merger Sub 3 will merge with and into Oabay, with Oabay being the surviving entity and becoming a wholly-owned subsidiary of PubCo in accordance with the Act (the “Acquisition Merger,” and together with the Initial Mergers, the “Mergers”) (the transactions contemplated by the Merger Agreement, including, but not limited to the Mergers, the “Business Combination”). The Merger Agreement and the Mergers were unanimously approved by the boards of directors of each of the Company and Oabay. The Business Combination is expected to be consummated after obtaining the required approval by the shareholders of SPAC and Oabay and the satisfaction of certain other customary closing conditions, as well as that Oabay shall have obtained the Transaction Financing Procured by Oabay (as defined below and in the Merger Agreement).

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, (i) each issued and outstanding ordinary share of Oabay will be cancelled and exchanged for the right to receive such number of PubCo Ordinary Shares (as defined in the Merger Agreement) equal to the Exchange Ratio (as defined in the Merger Agreement) and (ii) each Company Dissenting Share (as defined in the Merger Agreement) will represent only the right to receive the applicable payments set forth in the Merger Agreement.

Earnout Consideration

Pursuant to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report, the Earnout Shareholders (as defined in the Merger Agreement) are entitled to receive their Pro Rata Portion (as defined in the Merger Agreement) of up to 6,000,000 PubCo Class B Ordinary Shares (the “Earnout Shares”), as follows:

(i)	the Pro Rata Portion of 3,000,000 Earnout Shares (collectively, the “2024 Earnout Shares”) will be issued and delivered by PubCo to each Earnout Shareholder within five Business Days (as defined in the Merger Agreement) following the date of filing of an annual report on Form 20-F or 10-K whichever is applicable by PubCo with the SEC containing an audited report issued by the independent auditor of PubCo for the PubCo’s audited consolidated annual financial statements for the fiscal year ending December 31, 2024 prepared in accordance with U.S. GAAP (as defined in the Merger Agreement) (the “PubCo 2024 Audited Financials”), if and only if, such PubCo 2024 Audited Financials reflect consolidated revenue in excess of RMB 436,000,000.00 during fiscal year 2024;

(ii)	subject to clause (iii) below, the Pro Rata Portion of 3,000,000 Earnout Shares (collectively, the “2025 Earnout Shares”) will be issued and delivered by PubCo to each Earnout Shareholder within five Business Days following the date of filing of an annual report on Form 20-F or 10-K whichever is applicable by PubCo with the SEC containing an audited report issued by the independent auditor of PubCo for the PubCo’s audited consolidated annual financial statements for the fiscal year ending December 31, 2025 prepared in accordance with U.S. GAAP (the “PubCo 2025 Audited Financials”), if and only if, such PubCo 2025 Audited Financial reflects consolidated revenue in excess of RMB 583,000,000.00 during fiscal year 2025; provided, that

(iii)	if the PubCo 2024 Audited Financials do not reflect consolidated revenue in excess of RMB 436,000,000 during fiscal year 2024, but the PubCo 2025 Audited Financials reflect consolidated revenue in excess of RMB 1,019,000,000.00 during fiscal year 2025, the Pro Rata Portion of 6,000,000 Earnout Shares will be issued and delivered by PubCo to each Earnout Shareholder within five Business Days following the date of filing of the PubCo 2025 Audited Financials. For the avoidance of doubt, and subject to adjustment pursuant to Section 4.6(d) of the Merger Agreement, the maximum aggregate number of Earnout Shares available to Earnout Shareholders pursuant to Section 4.6 of the Merger Agreement shall not exceed 6,000,000.

Representations and Warranties; Indemnification; Covenants

The Merger Agreement contains representations and warranties of each of the parties thereto that are customary for transactions of this type, many of which are qualified by materiality and “Material Adverse Effect” (as defined in the Merger Agreement) standards. The representations and warranties of the respective parties to the Merger Agreement will survive for a period of 12 months following the closing of the Mergers (the “Closing”); provided, that the Company Fundamental Representations (as such term is defined in the Merger Agreement) shall survive indefinitely and the tax representations contained in Section 5.25 of the Merger Agreement will survive the Closing until 90 days after the expiration of the applicable statute of limitations. The Principal Shareholder (as defined in the Merger Agreement) shall indemnify and hold harmless the Indemnified Party (as defined in the Merger Agreement) from all Losses (as defined in the Merger Agreement) incurred by the Indemnified Party in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of Oabay contained in the Merger Agreement. At the Closing, 1,500,000 PubCo Ordinary Shares issued to the Principal Shareholder will be deposited and held in escrow for the benefit of SPAC’s shareholders.

The Merger Agreement contains certain covenants, including, among other things, providing for (i) the parties to conduct their respective business in the ordinary course through the Closing; (ii) the parties to not initiate any negotiations or enter into any agreements for certain transactions; (iii) SPAC, PubCo and Oabay to jointly prepare and PubCo to file a registration statement (the “Registration Statement”) and take certain other actions to obtain the approval of the Mergers from the shareholders of SPAC; and (iv) the parties to use reasonable best efforts to consummate and implement the Mergers.

Transaction Financing

Pursuant to the Merger Agreement, during the period from the signing of the Merger Agreement until the closing of the Business Combination, Oabay shall use its reasonable best efforts to obtain transaction financing in the aggregate amount of at least $15,000,000 in the form of firm written commitments from investors reasonably acceptable to the Company or good faith deposits made by investors for a private placement of equity, debt, or other alternative financing mechanisms, in each case, to the Company or PubCo (the “Transaction Financing Procured by Oabay”). As long as Oabay obtains the Transaction Financing Procured by Oabay, SPAC shall use its reasonable best efforts to obtain additional transactional financing to SPAC or PubCo on terms reasonably satisfactory to SPAC and Oabay.

Conditions to Each Party’s Obligations

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions by the parties thereto, including, among others, (i) approval of the Mergers by the shareholders of the Company and Oabay; (ii) effectiveness of the Registration Statement; and (iii) receipt of approval for listing on the Nasdaq Global Market or Nasdaq Capital Market of PubCo’s ordinary shares.

The obligations of the Company to consummate the Mergers are also conditioned upon, among other things, (i) the accuracy of the representations and warranties of Oabay (subject to customary bring-down standards), (ii) the covenants of Oabay having been performed in all material respects; (iii) no Material Adverse Effect (as defined in the Merger Agreement) with respect to Oabay shall have occurred; and (iv) the Transaction Financing Procured by Oabay shall have been obtained.

The obligations of Oabay to consummate the Mergers are also conditioned upon, among other things, (i) the accuracy of the representations and warranties of the Company (subject to customary bring-down standards) and (ii) the covenants of the Company having been performed in all material respects.

Termination

The Merger Agreement may be terminated at any time prior to the Closing,

(i) by mutual written consent of the Company and Oabay;

(ii) by either the Company or Oabay if the Mergers are not consummated on or before June 15, 2025, provided that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the Closing to occur by such date;

(iii) by either the Company or Oabay if, at the special meeting of the Company’s shareholders, the Mergers and the other SPAC Shareholder Approval Matters (as such term is defined in the Merger Agreement) shall fail to be approved;

(iv) by the Company if Oabay shall fail to obtain the requisite approval of its shareholders within five business days of the effectiveness date of the Registration Statement (as such term is defined in the Merger Agreement); or

(v) by either the Company or Oabay if the other party has breached any of its representations, warranties, agreements, or covenants which would result in the failure of certain conditions to be satisfied at the Closing and has not cured its breach prior to the earlier of 15 days of the notice of describing the breach and the Outside Closing Date, provided, that the terminating party’s failure to fulfill any of its obligations under the Merger Agreement is not the primary cause of the failure of the Closing to occur.

The foregoing description of the Merger Agreement and the Mergers does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates set forth thereunder. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement.

The Merger Agreement has been included as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) to provide information regarding its terms. It is not intended to provide any other factual information about the Company, Oabay, or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, Oabay also entered into a support agreement (the “Shareholder Support Agreement”) with certain Oabay shareholder (the “Supporting Shareholder”) with respect to the shares of Oabay currently owned by the Supporting Shareholder. The Shareholder Support Agreement provides that the Supporting Shareholders will appear at shareholders meetings of Oabay and vote, consent or approve the Merger Agreement and the Mergers, whether at a shareholder meeting of Oabay or by written consent. It further provides that the Supporting Shareholders will vote against (or act by written consent against) any alternative proposals or actions that would impede, interfere with, delay, postpone or adversely affect the consummation of the Mergers.

The foregoing description of the Shareholder Support Agreement is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a support agreement (the “Sponsor Support Agreement”) with certain holders (the “Founder Shareholders”) of the Company’s ordinary shares (the “Founder Shares”) with respect to Founder Shares currently owned by the Founder Shareholders. The Sponsor Support Agreement provides that the Founder Shareholders will appear at shareholders meetings of the Company and vote, consent or approve the Merger Agreement and the Mergers, whether at a shareholder meeting of the Company or by written consent. It further provides that the Founder Shareholders will vote against (or act by written consent against) any alternative proposals or actions that would impede, interfere with, delay, postpone or adversely affect the consummation of the Mergers.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement and a definitive proxy statement with the SEC. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statements and the amendments thereto and the definitive proxy statements and documents incorporated by reference therein filed in connection the Business Combination, as these materials will contain important information about Oabay, the Company, and the Business Combination. When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statements, the definitive proxy statements and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to the Company at 420 Lexington Ave, Suite 2446, New York, NY 10170, Attention: Xin Wang, Chief Executive Officer, (347) 627-0058.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to the Company at 420 Lexington Ave, Suite 2446, New York, NY 10170, Attention: Xin Wang, Chief Executive Officer, (347) 627-0058. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available.

Oabay and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement for the Business Combination when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Oabay’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, PubCo’s and Oabay’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, PubCo’s and Oabay’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, PubCo, and/or Oabay following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of the Company, failure to obtain the Transaction Financing Procured by Oabay or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed Business Combination; (6) the inability to obtain or maintain the listing of PubCo’s ordinary shares on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Oabay or PubCo may be adversely affected by other economic, business, and/or competitive factors; (12) Oabay’ ability to execute its business plans and strategies; (n) Oabay’ estimates of expenses and profitability; and (13) other risks and uncertainties indicated from time to time in the proxy statement relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s or PubCo’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of June 7, 2024, by and among Bayview Acquisition Corp, Oabay Holding Company, Oabay Inc. and the additional parties thereto.

10.1*	Shareholder Support Agreement dated as of June 7, 2024, by and among Bayview Acquisition Corp, Oabay Inc. and the additional parties thereto.

10.2*	Sponsor Support Agreement dated as of June 7, 2024, by and among Bayview Acquisition Corp,, Oabay Inc., Bayview Holding LP, and Peace Investment Holdings Limited and the additional parties thereto.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 13, 2024

BAYVIEW ACQUISITION CORP

By:	/s/ Xin Wang
Name:	Xin Wang
Title:	Chief Executive Officer